May 15, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:         Enumeral Biomedical Holdings, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed May 8, 2015

File No. 000-55415

Dear Mr. Riedler:

On behalf of Enumeral Biomedical Holdings, Inc. (the “Company”), I am sending this letter in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated May 14, 2015, relating to the captioned Preliminary Proxy Statement (“Proxy Statement”).

Set forth below is the Company’s response to the Staff’s comment. For your convenience, we have incorporated the Staff’s comment into this response letter.

1. Please provide your analysis as to whether the contemplated reverse stock split, cashing out of fractional shares and the potential reduction in the number of shareholders may constitute a going private transaction pursuant to Rule 13e-3 of the Exchange Act by producing a “going private effect” as specified in that rule. If so, please comply with the requirement as set forth in paragraph (d), (e), and (f) of Rule 13e-3.

Response: The Company has carefully considered whether the reverse stock split will have the effect of a going private transaction and has determined that the reverse stock split will not have the effect of a going private transaction. The Company intends to remain a reporting company, and does not have any intention of going private or deregistering as a reporting company. Additionally, the purpose of the reverse stock split is to raise the share price of the Company’s common stock in order fulfill the applicable listing standard of both national stock exchanges upon which the Company is currently contemplating listing. The proxy statement will be revised to add the following sentence to clearly state that if the Company implements the reverse stock split, the ratio chosen would not be reasonably likely to produce, or would not have the purposes of producing, a going private effect, in accordance with the Staff’s comment:

200 Cambridge Park Drive · 2nd Floor, Suite 2000 · Cambridge, MA 02140 · O: 617.945.9146

Jeffrey P. Riedler

May 15, 2015

“Neither our Board nor the Company currently has intentions of going private. The Reverse Split is not intended to be a first step in a going private transaction, and will not have the effect of a going private transaction covered by Rule 13e-3 under the Exchange Act.”

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the Proxy Statement, and that Staff comments or changes in the Company’s disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement. In addition, the Company acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (617) 800-0610 with any questions or further comments regarding the Company’s response to the Staff’s comments.

Very truly yours,

/s/ Matthew A. Ebert
Matthew A. Ebert
General Counsel and Corporate Secretary

cc:     Arthur H. Tinkelenberg, Ph.D.

          Michael D. Schwamm, Esq.